Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

March 5, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes® Linked to the Industrial Select Sector Index	February 26, 2015	ARN-30
Accelerated Return Notes® Linked to the S&P Regional Banks Select Industry Index	February 26, 2015	ARN-31
1 Year 12.40% per annum Autocallable Reverse Convertible Securities due March 7, 2016	February 26, 2015	F120
Leveraged Buffered Basket-Linked Medium-Term Notes due 2017	February 26, 2015	K483
Leveraged Index Return Notes® Linked to the Dow Jones Industrial AverageSM	February 26, 2015	LIRN-16
Notes Linked to the NYSE Arca Gold Miners Index	February 26, 2015	LIRN-17
Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM	February 26, 2015	MITTS-2
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index	February 26, 2015	STR-16
Autocallable Market-Linked Step Up Notes Linked to the S&P 500® Index	February 26, 2015	SUN-55
Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	February 26, 2015	SUN-56
Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	February 26, 2015	SUN-57

Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index	February 26, 2015	SUN-58/2
Autocallable Market-Linked Step Up Notes Linked to the S&P Oil & Gas Exploration and Production Select Industry Index	February 26, 2015	SUN-59